LEAD INVESTOR



Maria Rita D. Rosacia

I have learnt that Pace Diagnostics and their team have worked for many years to develop their comprehensive portfolio of point-of-care rapid diagnostics that can provide quick result with simple steps, minimally invasive, and no expert/lab dependent. Since the tests are affordable and accessible, we can use them for mass population testing, therefore, more people can be tested and save lives. Pace Diagnostics are passionate about their science, their innovative products, their saving lives mission, and their investors. I am especially attracted to their positive social impact goal – save millions of lives, at the same time, I am impressed with the enormous financial opportunity for their investors – these are billions USD market sizes for TB and Lung Cancer diagnostics. It is great news for the investors who are enthusiastic about helping others and concurrently, receive positive financial upside.

Invested $20,000 this round & $50,000 previously